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Ms. Jane Park Office of Life Sciences Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549	Houston	Silicon Valley
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Milan

Re:	HilleVax, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted November 23, 2021
CIK No. 0001888012

Dear Ms. Park:

We are in receipt of the Staff’s letter dated December 6, 2021 with respect to the above-referenced confidential amended draft Registration Statement. We are responding to the Staff’s comments on behalf of HilleVax, Inc. (“HilleVax” or the “Company”) as set forth below. Simultaneously with the submission of this letter, the Company is confidentially submitting via EDGAR Amendment No. 2 to the draft Registration Statement (the “Amended Draft Registration Statement”) responding to the Staff’s comments and updating the above-referenced amended draft Registration Statement.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Amended Draft Registration Statement. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

Amendment No. 1 to Draft Registration Statement submitted on November 23, 2021

Overview, page 1

HIL-214 clinical data and development plan, page 4

1.	We note your response to prior comment 4. Please also revise to specify the number of adverse events observed in your clinical trials for infant and adult subjects.

HilleVax’s Response: The Company has revised the disclosure on pages 4, 105, 120 and 121 of the Amended Draft Registration Statement in response to the Staff’s comment.

Risk factors, page 14

2.	We note your response to our prior comment 8. While it may not be anticipated for the administrator of the 2022 Plan to exercise its discretion to amend any outstanding stock option or

February 28, 2022

SAR to reduce its price per share, we believe that it would be appropriate to include risk factor disclosure to inform investors of the potential impact and risks from the provision referred to in our prior comment. Please revise accordingly.

HilleVax’s Response: The Company has revised the disclosure on page 71 of the Amended Draft Registration Statement in response to the Staff’s comment.

Dose finding and formulation trials in adults, page 118

3.

We note your response to our prior comment 15. Please revise to clarify the type of placebo used, whether the trials were powered for statistical significance, as applicable, and the number of participants who experienced the adverse effects referenced.

HilleVax’s Response: The Company has revised the disclosure on pages 117-121 of the Amended Draft Registration Statement in response to the Staff’s comment.

Intellectual property, page 127

4.

We note your response to our prior comment 18. Please revise to disclose the number of foreign granted patents and patent applications across the various patent families, as applicable. We also note your disclosure on page 128 of six in-licensed patent families covering VLP compositions and methods of use. To the extent known, please expand your disclosure to provide a more detailed description of the products or technologies to which each patent family relates.

HilleVax’s Response: The Company has revised the disclosure on page 127 of the Amended Draft Registration Statement in response to the Staff’s comment.

Principal stockholders, page 176

5.

We note your response to prior comment 20. Please revise your disclose to clarify who exercises voting or investment control over the shares held by Takeda Vaccines, Inc. If the board of directors of Takeda Pharmaceutical Company Limited exercises such control, please make that clear.

HilleVax’s Response: The Company has revised the disclosure on page 179 of the Amended Draft Registration Statement in response to the Staff’s comment.

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Any comments or questions regarding the foregoing should be directed to the undersigned at (858) 523-3962. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Matthew T. Bush

Matthew T. Bush of LATHAM & WATKINS LLP

February 28, 2022

cc:	Tim Buchmiller, Securities and Exchange Commission

Julie Sherman, Securities and Exchange Commission

Terence O’Brien, Securities and Exchange Commission

Robert Hershberg, M.D., Ph.D., HilleVax, Inc.

Wesley C. Holmes, Latham & Watkins LLP

Cheston J. Larson, Latham & Watkins LLP

Alan F. Denenberg, Davis Polk & Wardell LLP

Emily Roberts, Davis Polk & Wardell LLP